Press Release November 7, 2002
Highlights

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m including 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000 $ --
no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

GAYOT RESULTS FROM SUMMER 2002 FIELD PROGRAM

Virginia Gold Mines Inc. (“Virginia”) wishes to announce the results from the summer 2002 field program carried out on the Gayot project, north of the Caniapiscau Reservoir, Province of Quebec. BHP Billiton has an option to earn a 50% interest in the Gayot project by spending CAD$4.5 million before November 1st , 2003.

This program, consisting mainly of regional reconnaissance and geological mapping, has led to the discovery of two new Ni-Cu-Pd-Pt mineralized zones located in the extension of the fertile Gayot ultramafic belt, a further 7 km to the NNE of the main grid area.

Two ultramafic sequences have been outlined in this new prospective area. The northernmost sequence consists of up to four thin flows (10 to 20 m thick each) overlain by a thicker (up to 75 m) upper flow. Weak sulfide disseminations occur in the two lower most thin flows but a much better mineralized zone of disseminated to net-textured sulphides (up to 20%) is developed over a thickness of 0.5 to 3 meters at the basal contact of the third flow. Mineralization has been exposed in seven small trenches blasted on this contact over a 200 m strike length. The sampling results are as follows:

The basal contact hosting the Pistolaté showings is open in all directions and this favourable ultramafic sequence is traced out laterally for more than 2 km in a general EW to ESE direction.

Another mineralized ultramafic flow has been found 2.5 km to the SW of Pistolaté. The Malorie showing consists of two small outcrops located 60 meters apart and completely mineralized with disseminated to net-textured sulphides, with some centimetre-scale shoots of massive sulphides. Five grab samples from these outcrops have returned the following results:

The Malorie showing is open in all directions and lies at the south-western tip of a 600 meter long airborne EM conductor also associated with a positive airborne magnetic anomaly extending for more than one kilometre in a ENE direction.

These two new discoveries prove once again the excellent potential of the Gayot ultramafic belt, where significant Ni-Cu-Co-PGE sulfide showings are spread over a distance of more than 20 km. Virginia and BHP Billiton intend to actively pursue the evaluation of the Gayot property. A new work program with a proposed budget of $1M Cdn is scheduled for winter of 2003 and will include airborne and ground geophysical surveys and a diamond drilling program to test every significantly mineralized zone and geophysical anomaly.

Work has been completed by the personnel of Virginia Gold Mines, under the supervision of Paul Archer, vice-president exploration and QP of the company, which he joined in 1996. All samples have been analyzed by multiacid extraction and atomic absorption at the certified laboratory of Chimitec Bondar Clegg, in Val d’Or, Province of Québec.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately 29 million shares issued and outstanding, $10 million in working capital and no debt. Virginia’s shares trade on the Toronto Stock Exchange under the symbol “VIA”. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca